UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SNBL23 Merger Sub, Inc.

(Name of Filing Persons—Offeror)

A Wholly Owned Subsidiary of

Shin Nippon Biomedical Laboratories, Ltd.

(Name of Filing Persons—Parent of Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

Shinji Nitanda

Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan

Telephone: +81-(0)99-294-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert T. Ishii

Ian B. Edvalson

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Telephone: (415)-947-2000

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,044.67	Filing Party:	Shin Nippon Biomedical Laboratories, Ltd. and SNBL23 Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 5, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by Shin Nippon Biomedical Laboratories Ltd., a Japanese corporation (“Parent”), and SNBL23 Merger Sub, Inc., (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2023, as amended by Amendment No. 1 filed with the Commission on May 26, 2023 (the “Schedule TO”) by Parent and Purchaser and relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $0.91 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes plus one non-transferable contractual contingent value right per share (the “Merger Consideration”), upon the terms and conditions set forth in the offer to purchase dated May 5, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase, including Schedules I and II of the Offer to Purchase, remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase. This Amendment should be read together with the Schedule TO.

Items 1 through 9, Item 11

The information set forth in the Offer to Purchase and in items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“The Offer expired at 12:00 AM, Eastern Time at the end of June 5, 2023 (such time and date, the “Expiration Time”). The Depositary has advised Parent that, as of the Expiration Time, 21,979,704 Shares were validly tendered and not withdrawn pursuant to the Offer, which Shares represent approximately 66.0618% of the outstanding shares of Company Capital Stock. In addition, Notices of Guaranteed Delivery have been delivered for 78,376 shares, representing approximately 0.2356% of the Company Capital Stock. Accordingly, the Minimum Condition has been satisfied and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares that were validly tendered and not withdrawn pursuant to the Offer.

Parent will issue a press release announcing the expiration and results of the Offer and the Merger Closing. The form of the press release is attached as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

On June 8, 2023, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement. On such date, Purchaser and the Company effected the Merger in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) was converted into the right to receive the Merger Consideration.

Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the Nasdaq Global Market and deregistered under the Exchange Act.”

Item12

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(iv)	Form of Press Release

(d)(9)	Contingent Value Rights Agreement, dated June 6, 2023, by and between Shin Nippon Biomedical Laboratories, Ltd., and American Stock Transfer & Trust Company, LLC

107*	Filing Fee Table

*	Previously filed

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2023	SNBL23 Merger Sub, Inc.

	By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Secretary

SHIN NIPPON BIOMEDICAL LABORATORIES, LTD.

By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Director